Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol: DUR
ISIN Code: ZAE 000015079
Issuer code: DUSM
NASDAQ trading symbol: DROOY

REPORT TO SHAREHOLDERS FOR THE 2nd QUARTER ENDED 31 DECEMBER 2003
OF THE 2004 FINANCIAL YEAR

Group Results

(Unaudited)

Highlights

Cash operating margin back to 20%

Cash costs reduced by 13% to US$ 330 per ounce

Production increased by 20%

Blyvoor Slimes Dam project commissioned

Inclusion of 20% of Porgera Joint Venture results for the full quarter

Split roles of Chairman and CEO

		Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003

Gold production (attributable)	oz	237 307	198 493	435 800
	kg	7 381	6 174	13 555

Cash costs	US$/oz	330	378	352
	R/kg	71 766	90 520	80 173

Gold price received	US$/oz	396	362	381
	R/kg	86 032	86 625	86 298

Capital expenditure	US$ m	8.1	4.7	12.8
	R m	55.4	35.0	90.4

Stock

ISSUED CAPITAL	STOCK TRADED		JSE		ASX		NASDAQ		FRANKFURT

221 326 608 ordinary no par value shares	Avg. volume for the quarter per day (000)		140		6		4 527		151

5 000 000 cumulative preference shares	% of issued stock traded (annualised)		16%		1%		534%		18%

Total ordinary no par value shares issued and committed : 256 793 988	Price	• High	R	21.60	A$	4.49	USD	3.24	Euro	2.59
		• Low	R	14.50	A$	3.30	USD	2.30	Euro	2.01
		• Close	R	20.60	A$	4.25	USD	3.17	Euro	2.53

Address details

REGISTERED OFFICE :

45 Empire Road, Parktown,
South Africa
PO Box 390,
Maraisburg 1700,
South Africa

SHARE TRANSFER SECRETARIES :

Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000,
South Africa
New York, NY 10296

UNITED KINGDOM REGISTRARS :

St. James’ Corporate Services Ltd,
6 St. James’ Place,
London
SW IA INP

DEPOSITORY BANK :

American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street,

FORWARD LOOKING STATEMENTS

Some of the information in this voluntary announcement, contain projections or other forward looking statements regarding future events or other future performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially due to such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations and mining risks. We undertake no obligation to publicly release results of any of these forward looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

1

LETTER TO SHAREHOLDERS

Dear shareholder

Gold reached a 14-year high of US$ 417.25 on 31 December 2003, highlighting the current pressures in the global economic system. Quarter on quarter, the Dollar gold price received was 9% higher at US$ 396 per ounce, while the Rand gold price was 1% lower (R 86 032 per kilogram) due to the continued effect of the stronger South African currency. Gold production increased by 20% during the quarter as a result of the successful acquisition of a 20% interest in the Porgera Joint Venture in Papua New Guinea and a strong performance from other operations, except for the North West Operations which experienced a decline in production - this is in line with the objectives of the restructuring exercise undertaken during the previous quarter.

The restructure of the North West Operations and the acquisition of the 20% interest in the Porgera Joint Venture resulted in unit cash operating costs reducing by 13% (21% in Rand terms) from US$ 378 per ounce (R 90 520 per kilogram) to US$ 330 per ounce (R 71 766 per kilogram). Cash operating profit was US$ 14.1 million (R 94.7 million) due to the combined effect of an increase in production and lower unit cash operating costs. This compares with a cash operating loss of US$ 2.7 million (R 21.0 million) in the previous quarter and represents a positive turnaround of US$ 16.8 million (R 115.7 million) quarter on quarter.

South African Operations

The restructure of the North West Operation was our principle focus of the South Africa operations during the quarter. Cash operating costs (in absolute terms) reduced by 23% in Rand terms and production decreased by 11%. Unit cash operating costs reduced by 6% in Dollar terms to US$ 399 per ounce and 14% in Rand terms to R 86 738 per kilogram. The treatment of ore at the High Grade Gold Plant has ceased and all underground ore is treated at the Low Grade Gold Plant and South Plant. Quarter on quarter, the underground grade improved from 4.74 grams per tonne to 5.72 grams per tonne. In the December cost month, gold production of 30 125 ounces (937 kilograms) was on budget and the cash operating unit cost of US$ 364 per ounce (R 76 393 per kilogram) was lower than the average for the quarter under review.

Production at Blyvoor increased by 5% compared to the previous quarter. Cash operating unit costs remained unchanged at US$ 346 per ounce and were down 9% to R 75 273 per kilogram. The Slimes Dam project - funded from a portion of the proceeds of the US$ 66 million senior convertible note issue in 2002 - was commissioned at the end of the quarter. During the quarter under review, US$ 4.0 million (R 27.1 million) was spent on completing this capital project.

Overall, the South African operations produced 145 677 ounces (previous quarter: 152 235 ounces). Average cash operating cost were US$ 376 per ounce or R 81 697 per kilogram compared to the previous quarter of US$ 392 per ounce or R 93 822 per kilogram respectively. This generated a cash operating profit of US$ 2.3 million (R 15.4 million) compared to a loss in the previous quarter of US$ 4.5 million (R 34.4 million).

Australasian Operations

Tolukuma has become DRD’s flagship for consistency and improvement. Over the past ten consecutive months, Tolukuma has produced in excess of 7 000 ounces per month at an average cash operating cost of US$ 263 per ounce. This quarter a total of 21 767 ounces (previous quarter: 21 283 ounces) were produced. Cash operating costs were reduced by 10% to US$ 253 per ounce from US$ 280 per ounce. During the quarter US$ 1.4 million (R 9.5 million) was spent on mobile plant and equipment, the Milaihamba project and a new drill rig.

The acquisition of 20% of the Porgera Joint Venture was completed with effective from 1 October 2003 at an investment of US$ 75.9 million. This added 46 136 ounces to the company’s Australasian production portfolio for the quarter at a cash operating cost of US$ 222 per ounce (R 48 226 per kilogram), with cash operating profit of US$ 8.8 million (R 58.9 million). DRD’s attributable portion of the Joint Venture’s capital expenditure was US$ 1.8 million (R 12.3 million) for the quarter.

The Australasian operations accounted for 67 903 ounces of quarterly production or just under one third of the company’s production. Average cash operating cost were US$ 232 per ounce (R 50 460 per kilogram) and cash operating profit US$ 11.8 million (R 79.3 million) for the quarter. Our stated strategy is to grow the Australasian operations to 100 000 ounces of quarterly production at an average cash operating cost below US$ 250 per ounce.

Crown/ERPM Joint Venture

DRD has a 40% interest in these entities, and manages and operates them on behalf of the shareholders. Attributable production decreased marginally to 23 727 ounces (previous quarter: 24 975 ounces) at an average cash operating cost of US$ 365 per ounce (R 79 486 per kilogram). Capital expenditure for the quarter of US$ 4.1 million (R 27.8 million) - primarily funded from a loan by the Industrial Development Corporation - was directed towards the Cason Dump reclamation project and the Far East Vertical shaft new pumping facility.

Capital raising

During the quarter an option was issued to Investec Bank (Mauritius) Limited to acquire 10.2 million new DRD ordinary shares at a 4.5% discount to the 10 day weighted average share price. If exercised, part of the proceeds will be used to close out 50% of the remaining 315 000 ounces Eskom “gold for electricity” swap.

Financial

The cash operating margin for the company has increased to 20% from a loss in the previous quarter. This was achieved as a result of delivering on the stated strategy and reducing the average cash operating unit cost to US$ 330 per ounce (R 71 766 per kilogram) from US$ 378 per ounce (R 90 520 per kilogram). Stockholders’ equity has increased to US$ 85.6 million (R 570.5 million) from US$ 53.8 million (R 376.9 million) in the previous quarter with the ratio of interest-bearing debt to stockholders’ equity down to 82% from 134% in the previous quarter. The company has a strong balance sheet to fund further acquisitions.

Compliance

In line with corporate governance guidelines, the roles of Chairman and Chief Executive Officer were split and a new position of Senior Independent Non-Executive Director was created. Mark Wellesley-Wood remains as Executive Chairman and will retain responsibility for operations and the strategic direction of the company. Ian Murray, formerly Deputy CEO, has been appointed CEO and will also retain responsibility for the financial function. Geoff Campbell has been appointed Senior Independent Non-Executive Director.

Outlook

As reported previously, we have offered a direct interest of 5% in the Porgera Joint Venture for a consideration of approximately US$ 23.4 million to the Enga people of Papua New Guinea, through their investment vehicle Mineral Investment Enga (MRE). The acceptance date of the offer has been extended to 2 February 2004 and the date for completion of the transaction to 30 April 2004.

DRD intends to further the use of gold in its traditional role as a form of currency. This we believe will be achieved through our investment in GoldMoney.com, a digital currency backed by gold.

With almost a third of the company’s production from low cost operations in Australasia, attributable gold production of 237 307 ounces and an average cash operating cost of US$ 330 per ounces (R 71 766 per kilogram) the margin has been restored to the business.

2

DRD’s investment in eight operating gold mines and significant diversification of earnings in various currencies, provides the platform to deliver consistent results. Our stock market value of approximately US$ 750 million today, is substantially higher than the US$ 80 million of three years ago. This demonstrates our commitment to increasing shareholder value.

MARK WELLESLEY-WOOD	IAN MURRAY
Executive Chairman	Chief Executive Officer and Chief Financial Officer
29 January 2004

3

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd which include the East Rand Proprietary Mines Limited are accounted for on the Equity basis.

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - US GAAP

* The US GAAP financial information for the September 2003 has been restated as the result of certain audit adjustments for the fiscal year ended June 30, 2003.

FINANCIAL RESULTS

(Unaudited)

(US$ m)				(R m)
6 months to Dec 2003	Quarter Sep 2003	Quarter Dec 2003		Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003
* Restated				* Restated
			Revenues
147.5	62.8	84.7	Product sales (Gold revenue)	571.5	467.5	1 039.0
(142.9)	(68.4)	(74.5)	Cost and expenses	(502.9)	(509.1)	(1 012.0)
(139.8)	(66.8)	(73.0)	Production costs	(493.4)	(497.5)	(990.9)
(2.3)	(1.2)	(1.1)	Movement in gold in process	(6.6)	(8.9)	(15.5)
(0.8)	(0.4)	(0.4)	Movement in rehabilitation provision	(2.9)	(2.7)	(5.6)
			Other operating expenses
(15.4)	(9.7)	(5.7)	Depreciation and amortization	(39.0)	(72.7)	(111.7)
0.1	0.1	—	Impairment of assets	—	0.7	0.7
(6.2)	(5.4)	(0.8)	Employment termination costs	(5.3)	(39.5)	(44.8)
(1.0)	(0.5)	(0.5)	Management and consulting fees	(3.4)	(3.4)	(6.8)
(3.0)	(2.8)	(0.2)	(Loss)/profit on derivative instruments	10.2	(29.7)	(19.5)
(5.4)	(3.1)	(2.3)	Administration and general charges	(23.2)	(14.8)	(38.0)
(1.1)	(0.5)	(0.6)	Stock based compensation costs	(4.0)	(3.6)	(7.6)
(4.3)	(2.6)	(1.7)	Administration and general charges	(19.2)	(11.2)	(30.4)
(26.3)	(27.0)	0.7	Net operating income/(loss)	7.9	(201.0)	(193.1)
			Non-operating income
3.3	1.6	1.7	Interest and dividends	11.4	11.7	23.1
1.3	0.8	0.5	Other income	3.4	6.2	9.6
			Finance cost
(5.6)	(2.3)	(3.3)	Interest expense	(22.1)	(17.2)	(39.3)
(27.3)	(26.9)	(0.4)	Profit/(loss) before taxation and other items	0.6	(200.3)	(199.7)
(0.7)	—	(0.7)	Income and mining tax expense	(4.6)	—	(4.6)
4.8	5.1	(0.3)	Deferred taxation (expense)/benefit	(3.1)	38.2	35.1
(23.2)	(21.8)	(1.4)	Net loss applicable to stockholders	(7.1)	(162.1)	(169.2)

(11.3)	(11.5)	(0.7)	Basic loss per share (cents)	(3.3)	(85.1)	(82.2)
(11.3)	(11.5)	(0.7)	Diluted loss per share (cents)	(3.3)	(85.1)	(82.2)

CONVERSION FACTORS			US/SA GAAP RECONCILIATION

Balance Sheet : 31 Dec 03	US$ 1 =	R 6.6518
					(R m)
Income Statement average:		Quarter Dec 03		Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003
					* Restated

Oct-03	US$ 1 =	R 6.9892
Nov-03	US$ 1 =	R 6.7366	Net loss determined under US GAAP	(7.1)	(162.1)	(169.2)
Dec-03	US$ 1 =	R 6.5620
			Adjusted for:
Quarter	US$ 1 =	R 6.7629	Financial instruments	4.9	(5.2)	(0.3)
			Depreciation of mineral rights and assets	(2.8)	45.3	42.5
	Quarter Sep 03		Accounting for business combinations	0.3	0.4	0.7
			Stock based compensation costs	4.0	3.6	7.6
Jul-03	US$ 1 =	R 7.5654	Fair value adjustment on investments	1.1	26.4	27.5
Aug-03	US$ 1 =	R 7.4048	Deferred taxation on adjustments	8.1	45.8	53.9
Sep-03	US$ 1 =	R 7.3472	Effect of US GAAP adjustments	15.6	116.3	131.9

Quarter	US$ 1 =	R 7.4402	Net profit/(loss determined under SA GAAP)	8.5	(45.8)	(37.3)

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

(US$ m)			(R m)
Quarter Sep 2003	Quarter Dec 2003		Quarter Dec 2003		Quarter Sep 2003
* Restated					* Restated
		ASSETS
105.8	57.9	Current assets	384.6		756.9
85.5	21.9	Cash and cash equivalents	145.4		611.6
13.5	19.2	Receivables	127.4		96.8
6.8	16.8	Inventories	111.8		48.5
81.6	157.6	Mining assets	1 048.7		583.5
234.4	460.6	Cost	3 064.0		1 676.6
(152.8)	(303.0)	Accumulated depreciation & amortization	(2 015.3)		(1 093.1)
51.2	72.7	Other assets	483.8		366.8
10.7	—	Deferred income and mining tax	—		76.8
40.5	72.7	Non-current assets	483.8		290.0

238.6	288.2	Total assets	1 917.1		1 707.2

		LIABILITIES & STOCKHOLDERS’ EQUITY
57.1	63.3	Current liabilities	420.4	408.1
0.4	3.4	Bank overdraft	22.3	2.6
51.1	53.4	Accounts payable and accrued liabilities	355.0	365.5
5.6	6.5	Short-term portion of long-term loans	43.1	40.0
5.6	3.5	Long-term loans	23.4	39.8
60.9	60.2	Convertible loan note	400.3	445.1
35.1	34.6	Derivative instruments (Eskom)	230.1	250.8
—	8.8	Deferred income and mining tax	58.3	—
26.1	32.2	Provision-environmental rehabilitation	214.1	186.5

53.8	85.6	Stockholders’ equity	570.5	376.9
		Authorised
		300 000 000 ordinary no par value shares
		5 000 000 cumulative preference shares
		Issued
		221 326 608 ordinary no par value shares
		5 000 000 cumulative preference shares
424.3	448.3	Stated capital and share premium	2 846.3	2 684.5
38.2	38.8	Additional paid in capital	94.3	90.3
0.1	0.1	Cumulative preference shares	0.5	0.5
(362.2)	(363.6)	Accumulated loss	(2 424.1)	(2 417.0)
(46.6)	(38.0)	Other comprehensive (loss)/income	53.5	18.6

238.6	288.2	Total liabilities & stockholders’ equity	1 917.1	1 707.2

CHANGES IN STOCKHOLDERS’ EQUITY - US GAAP

(Unaudited)

(US$ m)				(R m)
6 months to Dec 2003	Quarter Sep 2003	Quarter Dec 2003		Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003
* Restated				* Restated

5.2	5.2	53.8	Stockholders’ equity at the beginning of the	376.9	39.1	39.1
			period as restated
89.1	64.5	24.6	Share capital issued	165.8	487.2	653.0
87.8	63.8	24.0	- for acquisition finance	162.1	482.9	645.0
0.2	0.2	—	- for share options exercised & issue expenses	(0.3)	0.7	0.4
1.1	0.5	0.6	- for stock based compensation	4.0	3.6	7.6
(8.7)	(15.9)	7.2	Movement in retained income	27.8	(149.4)	(121.6)
(23.2)	(21.8)	(1.4)	- loss applicable to stockholders	(7.1)	(162.1)	(169.2)
3.8	3.6	0.2	- mark-to-market on investments	1.1	26.4	27.5
10.7	2.3	8.4	- foreign currency adjustments and other	33.8	(13.7)	20.1
85.6	53.8	85.6	Stockholders’ equity at the end of the period	570.5	376.9	570.5

GROUP CASH FLOW STATEMENTS

ABRIDGED

(Unaudited)

(US$ m)				(R m)
6 months to Dec 2003	Quarter Sep 2003	Quarter Dec 2003		Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003
(5.3)	(11.9)	6.6	Net cash generated/(utilized) from operating activities	44.9	(88.5)	(43.6)
0.4	5.5	(5.1)	Working capital changes	(34.8)	40.6	5.8
(82.2)	1.4	(83.6)	Net cash (used in)/realized from investing activities	(565.7)	10.5	(555.2)
59.4	44.0	15.4	Net cash generated from financing activities	104.2	327.2	431.4
(27.7)	39.0	(66.7)	Net (decrease)/increase in cash & equivalents	(451.4)	289.8	(161.6)
5.2	2.1	3.1	Effect of exchange rate changes on cash	(14.8)	(10.0)	(24.8)
44.4	44.4	85.5	Cash and equivalents at beginning of period	611.6	331.8	331.8
21.9	85.5	21.9	Cash and equivalents at end of period	145.4	611.6	145.4

NON-US GAAP FINANCIAL DATA

	Quarter Dec 03		Quarter Sep 03		6 months to Dec 03
	US$ Per ounce	US$ million	US$ Per ounce	US$ million	US$ Per ounce	US$ million

Cash cost per ounce	330	70.5	378	65.7	352	136.2
Total cost per ounce	398	85.1	517	89.7	452	174.8

Total Costs and Cash Costs

Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation and includes the effects of any changes in accounting policy. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Although described as “cash” costs, this measure is computed under the accrual method of accounting required under U.S. GAAP, but excludes certain non-cash amounts, such as depletion, depreciation and amortization, which are required to be included in measures computed under U.S. GAAP. Cash costs have been calculated on a consistent basis for all periods presented.

Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs and cash costs per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

• an indication of a mine’s profitability and efficiency;

• the trend in costs as the mine matures;

• a measure of a mine’s gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;

• an internal benchmark of performance to allow for comparison against other mines; and

• a basis for benchmarking against other mining companies with similar assets.

During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

The following table lists the components of cash costs for each of the years set forth below:

Cash Costs	Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003

Labor	48%	51%	50%
Contractor Services	21%	18%	19%
Inventory	21%	19%	20%
Electricity	10%	12%	11%

Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

A reconciliation of cash costs to total costs for each of the periods included in the table above is presented below. In addition, the table below also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

RECONCILIATION OF CASH COSTS TO TOTAL COSTS

	Quarter Dec 2003		Quarter Sep 2003		6 Months to Dec 2003
	US$ million	US$/oz	US$ million	US$/oz	US$ million	US$/oz
	* Restated

Loss before tax and other items	(0.4)		(26.9)		(27.3)
Add back: Product sales (Gold revenue)	(84.7)		(62.8)		(147.5)
Total costs	85.1	398	89.7	517	174.8	452

Adjusted for:
Finance costs	(3.3)	(15)	(2.3)	(13)	(5.6)	(14)
Non-operating income	2.2	10	2.4	14	4.6	12
Administration and general charges	(2.3)	(11)	(3.1)	(18)	(5.4)	(14)
Other operating costs	(11.2)	(52)	(21.0)	(122)	(32.2)	(83)
Cash operating costs	70.5	330	65.7	378	136.2	352

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd which include the East Rand Proprietary Mines Limited are accounted for on the Equity basis.

The financial statements below are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - SA GAAP

FINANCIAL RESULTS

(Unaudited)

	(R m)
	Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003

Gold revenue	571.5	467.5	1 039.0
Cash operating costs	(476.8)	(488.5)	(965.3)
Cash operating profit/(loss)	94.7	(21.0)	73.7
Other expenses - net	(23.5)	(20.9)	(44.4)
Business development	(1.1)	(1.5)	(2.6)
Care and maintenance costs	(2.2)	(2.5)	(4.7)
Cash profit/(loss) from operations	67.9	(45.9)	22.0
Retrenchment costs	(5.3)	(39.5)	(44.8)
Investment income	11.4	11.7	23.1
Interest paid	(13.0)	(13.6)	(26.6)
Net cash operating profit/(loss)	61.0	(87.3)	(26.3)
Rehabilitation	(2.9)	(2.7)	(5.6)
Depreciation	(41.5)	(27.0)	(68.5)
Loss on derivative instruments	(1.9)	(4.6)	(6.5)
Gold in process	(6.6)	(8.9)	(15.5)
Profit/(loss) before taxation	8.1	(130.5)	(122.4)
Loss from associate	—	—	—
Taxation	(4.6)	—	(4.6)
Deferred taxation benefit	5.0	84.0	89.0
Profit/(loss) after taxation	8.5	(46.5)	(38.0)
Exceptional items	—	0.7	0.7
Net profit/(loss)	8.5	(45.8)	(37.3)

Headline earnings/(loss) per share-cents	3.9	(24.4)	(18.5)
Basic earnings/(loss) per share-cents	4.0	(24.1)	(18.1)

Calculated on the weighted average ordinary shares issued of :	216 388 899	190 437 051	205 906 945

Diluted headline loss per share-cents	(0.4)	(24.4)	(19.6)
Diluted basic loss per share-cents	(0.4)	(24.1)	(19.3)

CHANGES IN SHAREHOLDERS’ INTEREST - SA GAAP

	(R m)
(Unaudited)	Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003
Shareholders’ interest at the
beginning of the period	891.2	456.1	456.1

Share capital issued	161.0	483.4	644.4
• for acquisition finance	162.1	482.9	645.0
• for share options exercised and costs	(0.3)	0.7	0.4
• for equity portion of convertible note	(0.8)	(0.2)	(1.0)
Movement in retained income	8.5	(45.8)	(37.3)
Currency adjustments and other	31.9	(2.5)	29.4
Shareholders’ interest at the end of the period	1 092.6	891.2	1 092.6

INVESTOR RELATIONS

For further information, contact Ilja Graulich at :

Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,

e-mail: graulich@drd.co.za,

web site: http://www.durbans.com

45 Empire Road,

Parktown, South Africa.

P O Box 390,

Maraisburg 1700,

South Africa.

GROUP BALANCE SHEETS - SA GAAP

ABRIDGED
(Unaudited)

	(R m)
	Quarter Dec 2003	Quarter Sep 2003

Employment of Capital

Net mining assets	1 048.5	585.8
Investments	154.7	154.2
Environmental Trust funds	137.6	135.7
Deferred mining and income taxes	372.0	498.3
Other non-current assets	191.4	—
Current assets	384.6	756.9
Inventories	111.8	48.5
Trade and other receivables	127.4	96.8
Cash and equivalents	145.4	611.6

	2 288.8	2 130.9
Capital employed
Shareholders’ equity	1 092.6	891.2
Borrowings	331.6	394.2
Derivative instruments (Eskom)	230.1	250.8
Rehabilitation	214.1	186.5
Other non-current liabilities	71.5	74.0
Current liabilities	348.9	334.2
Trade and other payables	305.8	294.2
Current portion of borrowings	43.1	40.0

	2 288.8	2 130.9

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 31/12/2003:

	No. of options	% of issued Capital
In issue :	7 667 380	3.5
Options currently vested :	2 428 180	1.1

GROUP CASH FLOW STATEMENTS - SA GAAP

ABRIDGED

(Unaudited)

	(R m)
	Quarter Dec 2003	Quarter Sep 2003	6 months to Dec 2003

Net cash in/(out) flow from operating
activities before working capital changes	44.9	(88.5)	(43.6)
Working capital changes	(34.8)	40.6	5.8
Net cash (out)/in flow from investing activities	(565.7)	10.5	(555.2)
Net cash in flow from financing activities	104.2	327.2	431.4
(Decrease)/increase in cash & equivalents	(451.4)	289.8	(161.6)
Translation adjustment	(14.8)	(10.0)	(24.8)

Opening cash and equivalents	611.6	331.8	331.8
Closing cash and equivalents	145.4	611.6	145.4

DIRECTORS - (*British)(**Australian)

Executives :

MM Wellesley-Wood (Executive Chairman)*

IL Murray (Chief Executive Officer and Chief Financial Officer)

Non-executives :

MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker** ; D Blackmur**

Alternates :

A Lubbe ; D van der Mescht

Group Company Secretary : AI Townsend

KEY OPERATING AND FINANCIAL RESULTS

		Crown Gold Recoveries		Attributable to DRD (40%)	Blyvoor			North West			South African Operations	Tolukuma	Porgera Joint Venture (20%)	Australasian Operations	Total DRD attributable
		Crown Section	ERPM Section		Under- ground	Surface	Total	Under- ground	Surface	Total
US$/Imperial

Ore milled - t’000	Dec 03 Qtr	2 819	150	1 189	213	474	687	422	730	1 152	1 839	56	326	382	3 410
	Sep 03 Qtr	2 791	172	1 184	245	428	673	532	812	1 344	2 017	48	—	48	3 249
	6 Mths to Dec 03	5 610	322	2 373	458	902	1 360	954	1 542	2 496	3 856	104	326	430	6 659

Gold produced - ounces	Dec 03 Qtr	34 080	25 239	23 727	54 914	9 131	64 045	70 411	11 221	81 632	145 677	21 767	46 136	67 903	237 307
	Sep 03 Qtr	32 794	29 643	24 975	51 796	9 227	61 023	73 657	17 555	91 212	152 235	21 283	—	21 283	198 493
	6 Mths to Dec 03	66 874	54 882	48 702	106 710	18 358	125 068	144 068	28 776	172 844	297 912	43 050	46 136	89 186	435 800

Yield - ounces per ton	Dec 03 Qtr	0.012	0.168	0.020	0.258	0.019	0.093	0.167	0.015	0.071	0.079	0.389	0.142	0.178	0.070
	Sep 03 Qtr	0.012	0.172	0.021	0.211	0.022	0.091	0.138	0.022	0.068	0.075	0.443	—	0.443	0.061
	6 Mths to Dec 03	0.012	0.170	0.021	0.233	0.020	0.092	0.151	0.019	0.069	0.077	0.414	0.142	0.207	0.065

Cash operating cost - US$/oz	Dec 03 Qtr	348	388	na	336	408	346	416	294	399	376	253	222	232	330
	Sep 03 Qtr	323	352	na	346	342	346	466	242	423	392	280	—	280	378
	6 Mths to Dec 03	336	368	na	341	375	346	442	262	412	384	266	222	244	352

Cash operating cost - US$/ton	Dec 03 Qtr	4	65	na	87	8	32	69	5	28	30	98	31	41	32
	Sep 03 Qtr	4	61	na	73	7	31	65	5	29	30	124	—	124	32
	6 Mths to Dec 03	4	63	na	79	8	32	67	5	29	30	110	31	51	32

Cash operating profit/(loss) - US$m	Dec 03 Qtr	1.5	—	na	3.0	(0.2)	2.8	(1.8)	1.3	(0.5)	2.3	3.0	8.8	11.8	14.1
	Sep 03 Qtr	1.3	0.3	na	0.8	0.3	1.1	(7.6)	2.0	(5.6)	(4.5)	1.8	—	1.8	(2.7)
	6 Mths to Dec 03	2.8	0.3	na	3.8	0.1	3.9	(9.4)	3.3	(6.1)	(2.2)	4.8	8.8	13.6	11.4
ZAR/Metric

Ore milled - t’000	Dec 03 Qtr	2 558	136	1 078	193	430	623	383	662	1 045	1 668	50	295	345	3 091
	Sep 03 Qtr	2 532	156	1 075	222	388	610	483	737	1 220	1 830	44	—	44	2 949
	6 Mths to Dec 03	5 090	292	2 153	415	818	1 233	866	1 399	2 265	3 498	94	295	389	6 040

Gold produced - kg	Dec 03 Qtr	1 060	785	738	1 708	284	1 992	2 190	349	2 539	4 531	677	1 435	2 112	7 381
	Sep 03 Qtr	1 020	922	777	1 611	287	1 898	2 291	546	2 837	4 735	662	—	662	6 174
	6 Mths to Dec 03	2 080	1 707	1 515	3 319	571	3 890	4 481	895	5 376	9 266	1 339	1 435	2 774	13 555

Yield - g/tonne	Dec 03 Qtr	0.41	5.77	0.68	8.85	0.66	3.20	5.72	0.53	2.43	2.72	13.54	4.86	6.12	2.39
	Sep 03 Qtr	0.40	5.91	0.72	7.26	0.74	3.11	4.74	0.74	2.33	2.59	15.05	—	15.05	2.09
	6 Mths to Dec 03	0.41	5.85	0.70	8.00	0.70	3.15	5.17	0.64	2.37	2.65	14.24	4.86	7.13	2.24

Cash operating cost - R/kg	Dec 03 Qtr	75 625	84 699	na	73 068	88 532	75 273	90 384	63 857	86 738	81 697	55 195	48 226	50 460	71 766
	Sep 03 Qtr	77 185	84 185	na	82 853	81 937	82 714	111 531	58 126	101 253	93 822	66 905	—	66 905	90 520
	6 Mths to Dec 03	76 390	84 422	na	77 817	85 217	78 904	101 196	60 361	94 398	87 893	60 984	48 226	54 384	80 173

Cash operating cost - R/tonne	Dec 03 Qtr	31	489	na	647	58	241	517	34	211	222	747	235	309	237
	Sep 03 Qtr	31	498	na	601	61	257	529	43	235	243	1 007	—	1 007	261
	6 Mths to Dec 03	31	494	na	622	59	249	524	39	224	233	869	235	388	248

Cash operating profit/(loss) - R m	Dec 03 Qtr	10.0	(0.3)	na	20.3	(1.0)	19.3	(11.3)	7.4	(3.9)	15.4	20.4	58.9	79.3	94.7
	Sep 03 Qtr	9.6	2.5	na	6.1	1.3	7.4	(57.3)	15.5	(41.8)	(34.4)	13.4	—	13.4	(21.0)
	6 Mths to Dec 03	19.6	2.2	na	26.4	0.3	26.7	(68.6)	22.9	(45.7)	(19.0)	33.8	58.9	92.7	73.7

Capital Expenditure	Quarter	Crown Gold Recoveries			Blyvoor		North West		Tolukuma		Porgera JV			Total DRD
		US$ m	R m		US$ m	R m	US$ m	R m	US$ m	R m	US$ m	R m		US$ m	R m

Net Outflow	Dec 03 Qtr	4.1	27.8		4.4	29.3	0.6	4.2	1.4	9.5	1.8	12.3		8.1	55.4
	Sep 03 Qtr	1.5	10.9		2.4	18.1	1.6	11.8	0.6	4.7	—	—		4.7	35.0
	6 Mths to Dec 03	5.6	38.7		6.8	47.4	2.2	16.0	2.0	14.2	1.8	12.3		12.8	90.4